EXHIBIT 99.6

Media Release

Rio Tinto notes Mitsui has agreed to join Rhodes Ridge Joint Venture
19 February 2025

PERTH, Australia--(BUSINESS WIRE)-- Rio Tinto notes that Mitsui & Co. has entered agreements to acquire a 40% interest in the Rhodes Ridge Joint Venture (RRJV) from Rio Tinto’s partners.

Mitsui & Co. has agreed to acquire all of VOC Group Limited’s (VOCG) 25% interest1 in the joint venture.

Separately, Mitsui & Co. has entered into a heads of agreement (HOA) to acquire a further 15% interest in the RRJV from AMB Holdings Pty Ltd1.

Both transactions are subject to regulatory approvals and other closing conditions.

Mitsui & Co. and Rio Tinto are long-standing partners at the Robe River Joint Venture2. Rio Tinto welcomes Mitsui & Co. to Rhodes Ridge and looks forward to progressing the project.

Rio Tinto's 50% interest in the RRJV and the terms of the joint venture arrangements are unchanged.

Under the HOA, AMB Holdings Pty Ltd would retain a 10% stake in the RRJV.

A pre-feasibility study to progress the development of Rhodes Ridge is expected to be completed this year, with a feasibility study to follow. The development would use Rio Tinto’s rail, port and power infrastructure.

First ore from Rhodes Ridge is expected by 2030.

Footnotes
1 Wright Prospecting Pty Ltd's former 50% interest in the RRJV has been restructured and separated into two newly formed entities separately controlled by its shareholders, VOCG and AMB. VOCG holds its 25% interest through an entity named Rhodes Ridge Mining (No 2) Pty Ltd and AMB holds its 25% interest through Rhodes Ridge Mining (No 1) Pty Ltd.
2 Operations began in the Robe Valley, near Pannawonica, in 1972. Rio Tinto is the majority owner (53%), with partners Mitsui Iron Ore Development (33%) and Nippon Steel (14%).

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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